Filed by Apergy Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Apergy Town Hall Subject Company: Apergy Corporation Commission File No.: 001-38441 This filing relates to a proposed business combination involving Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc. April 27, 2020

Our future combined company 1

We are Better Together Together we will bring critical skill sets to our customers with complementary offerings Together we will be a healthier company with global reach, The benefits of Better Together financial scale and resiliency remain compelling, especially now Together we will bring two complementary leaders together to form the best One Team The power of our combination is more evident now than ever

Our future combined company Apergy and Nalco Champion have been incredibly strong brands and bring a history of success and trust in the oil and gas industry. 3

Why ChampionX? Apergy and ChampionX people + expertise + technology = Exponential value • This is transformative for our new combined organization: We carry forward our histories into the new company with elements of both heritage organizations • The X factor is our combined experiences coming together to deliver exponential value to customers, shareholders and communities • The pyramid on top of the Apergy “A” reminds us of our purpose

Purpose and principles United behind a Improving common purpose Lives Our Purpose Guided by our shared Unlocking Energy culture and Our Business operating principles Customer Advocates People Oriented Technology with Impact Our Operating Principles Driven to Improve

Our future combined company Drilling Production & Automation Chemical Technologies Technologies Technologies Existing strong Apergy product brand will continue Will continue going to going to market as those brands market as ChampionX

Announcing our leadership team This shows the new organization’s planned Executive Committee that would be effective on Day 1 pending successful completion of the merger, which is anticipated by the end of Q2 2020. Until the successful completion of the transaction, this committee is not effective. These leaders will continue in their current roles with their respective organizations until Day 1. We continue operating as New Organization’s two separate organizations until the completion of the transaction. Soma Somasundaram Executive Committee President & CEO Executive Committee Head Production + Automation Corporate Development + COO + President, CX Technology Strategy Deric Bryant Paul Mahoney Saurabh Nitin HSE Council Specialty Performance Digital Finance + CX SHEQ Kurt Kirchof Ali Raza Jay Nutt Juan Alvarado Drilling Technologies Law Oilfield Performance IT Rob Galloway Julia Wright Ross O’Dell Alina Parast Human Resources Corporate Comms & Procurement Jordan Zweig CX Marketing &Technology + CX Supply Chain Mark Eley Eric Seip

Summary COVID-19 Update Managing through historic challenges Unprecedented disruptions We are managing through in the world right now, but we’re building a the pandemic well. Remember to stay safe! strong foundation for the future Apergy response to market Better Together Apergy and ChampionX people + expertise + We took swift action to preserve technology our core capabilities and ability to respond = Exponential value

Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.